Exhibit 1

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 9

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Ault Lending, LLC

Sale of Common Stock	(8,475)	1.2312	07/29/2026
Sale of Common Stock	(6,111)	1.2312	07/30/2026
Sale of Common Stock	(5,800)	1.2187	08/03/2026
Sale of Common Stock	(20,355)	1.2575	08/04/2026
Sale of Common Stock	(25,000)	1.1634	08/05/2026